UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36801

QORVO TECHNOLOGIES, LLC

(SUCCESSOR-BY-MERGER TO QORVO, INC.)

(Exact name of registrant as specified in its charter)

7628 Thorndike Road

Greensboro, North Carolina 27409-9421

(336) 664-1233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On October 5, 2026, pursuant to that Agreement and Plan of Merger, dated as of October 27, 2025, by and among Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), Qorvo, Inc., a Delaware corporation (“Qorvo”), Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Skyworks (“Merger Sub I”), and Comet Acquisition II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Skyworks (“Merger Sub II”), (i) Merger Sub I merged with and into Qorvo (the “First Merger”), with Qorvo surviving the First Merger as a wholly owned subsidiary of Skyworks (the “Surviving Corporation”), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation merged with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”). As a result of the Mergers, each share of common stock, par value $0.0001 per share, of Qorvo outstanding immediately prior to the effective time of the First Merger was converted into the right to receive (i) 0.960 shares of Common Stock, par value $0.25 per share, of Skyworks, without interest, and (ii) $32.50 in cash, without interest, subject to applicable withholding taxes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Qorvo Technologies, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 15, 2026

Qorvo Technologies, LLC (successor by merger to Qorvo, Inc.)

By:	/s/ Jason K. Givens
Name:	Jason K. Givens
Title:	Secretary